NEWS RELEASE

Richmont Mines Inc., 1 Place-Ville-Marie, Suite 2130, Montreal, QC H3B 2C6 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES OPTION TO ACQUIRE
A 50% OPERATING INTEREST IN THE GOLDEN WONDER MINE
A PAST PRODUCING COLORADO GOLD MINE

  Historic gold production from Golden Wonder Mine in the 16 ounces/ton range
  Agreement includes 60-day evaluation period
  To acquire its interest, Richmont Mines will have to invest a total of approximately US$18 million over a 63-month period
  Richmont entitled to 50% of net proceeds from gold sales during all phases of the option joint venture agreement

MONTREAL, Canada, November 12, 2007 - Richmont Mines Inc. (AMEX-TSX: RIC) today announced that it entered into an agreement with LKA International, Inc. (OTCBB: LKAI) on November 5, 2007, which grants Richmont an option to earn a 50% joint-venture interest in LKA’s Golden Wonder Mine located near Lake City, Colorado. Under the agreement, Richmont will make an option payment of US$150,000 to LKA for the opportunity to evaluate the Golden Wonder Mine and surrounding property over a 60-day period from the date of the agreement and an additional payment of US$150,000 at the end of the period if it elects to exercise its option. Richmont is entitled to 50% of the net proceeds from the sale of gold during all phases of the project.

The Golden Wonder Mine is a high-grade, epithermal deposit, with veins averaging two to three feet in width, located in the historically precious metal rich Colorado Mineral Belt near the mining districts of Ouray, Telluride, Silverton and Creede. Previously in commercial production from 1998 through June 2006, the mine produced approximately 8,400 tons of ore with an average grade of 16 ounces/ton (oz/t) and yielded 133,701 ounces of gold. Mining operations were conducted between the third and sixth levels from two horizontal access drifts along the Gold Hill in the San Juan mountains. Exploration efforts in 1998 also included a 100 foot shaft down to the seventh level, with an horizontal extension on seventh level of about 50 feet. The ore trends generally in a northeast direction with a north dipping of 75 to 80 degrees and the mineralization is embedded in an altered felsic volcanic rock package. The main lower access is located on the sixth level and consists of a nine-by-nine foot trackless haulage crosscut over 1000 feet in length.

During the evaluation period, Richmont plans to rehabilitate the existing shaft, toward the seventh level, and obtain chip samples to evaluate the ore zone width, continuity and overall gold content. Richmont expects to invest approximately US$250,000 in this particular phase of the project, which will be applied towards future work commitments.

Mr. Martin Rivard, President and Chief Executive Officer of Richmont Mines, commented, "The historic grade of the ore produced from the Golden Wonder Mine has been excellent, and we are encouraged by the significant upside potential this evaluation opportunity presents for LKA and Richmont Mines. It has been our strategic objective this year to actively uncover projects that capitalize on our expertise to explore, develop and mine narrow-vein, underground ore bodies."

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RICHMONT MINES ANNOUNCES OPTION TO ACQUIREA 50% OPERATING INTEREST IN THE GOLDEN WONDER MINE A PAST PRODUCING COLORADO GOLD MINE NOVEMBER 12, 2007

If the option is exercised at the end of the evaluation phase, Richmont Mines will have to invest a total of US$18million over a 63-month period in three commitments of US$6 million each to earn its 50% operating interest. Terms of the joint venture call for exploration and development expenditures of US$6 million within 15 months of the joint-venture agreement date with the objective of advancing the property towards commercial production. Upon the completion of the second investment of US$6 million in expenditures within an additional two years, Richmont will gain a 50% operating interest in the property. The final US$6 million commitment on exploration and development expenditures will be required within 24 months after Richmont has gained its interest in the property. Right after the signature of the joint venture agreement, net revenue from future gold sales will be shared on a 50%-50% basis between LKA and Richmont Mines.

Martin Rivard (signed)
Martin Rivard
President and Chief Executive Officer.

About LKA International, Inc.

LKA is a Gig Harbor, WA based natural resource holding and development company. The Company's primary assets are the Golden Wonder mine and the Ute-Ule silver mine and mill. Both of these properties are located in Hinsdale County, CO.

About Richmont Mines Inc.

Richmont Mines produces gold from its operations in Canada and has extensive experience in gold exploration, development and mining. Since it began production in 1991, the Company has produced approximately one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont Mines' strategy is to cost effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base.

More information on Richmont Mines can be found on its website at: www.richmont-mines.com.

National Instrument 43-101 (NI 43-101)

The technical information contained in this release is based on historical data which was not prepared in accordance with National Instrument 43-101. Mr. Jules Riopel M.Sc. PGeo., MBA, Director Geology and Exploration, an employee of Richmont Mines Inc has reviewed the content of this news release.

Disclosure Regarding Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed Richmont Mines’ Annual Information Form, Annual Report and periodic reports. Richmont Mines undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact Investor Relations:

Tammy Swiatek	Ticker symbol: RIC
Investor Relations	Listings: TSX – Amex
Kei Advisors LLP	Web Site: www.richmont-mines.com
Phone: 716 843-3853
E-mail: tswiatek@keiadvisors.com